February 10, 2011

Board of Directors
Pacific Income Advisers
1299 Ocean Avenue, Second Floor
Santa Monica, CA 90401

Ashland grants permission to Pacific Income Advisers to use its name as may be specified in a performance presentation in reference to Ashland’s examination of performance and/or verification of GIPS compliance.  The parties may make such disclosures as may be required by law or applicable regulatory authority.

Please feel free to call our Director of Client Relations, Steve Sobhi, at 541-857-8800 with any follow up questions regarding this matter.

Sincerely,

Ashland Partners & Company, LLP

  GIPS® Verification & Compliance Consultation